

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 12, 2008

Mr. Edward A. Guthrie
Executive Vice President   Finance and
Chief Financial Officer
GulfMark Offshore, Inc.
10111 Richmond Avenue, Suite 340
Houston, TX 77042

>   **Re: GulfMark Offshore, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Filed March 1, 2007**
>   **Form 10-Q for Fiscal Quarter Ended September 30, 2007**
>   **Filed November 2, 2007**
>   **File No. 000-22853**

Dear Mr. Guthrie:

        We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                                        Sincerely,

                                        Chris White
                                        Branch Chief